Exhibit 99.1
Shinhan Financial Group 2019 1Q Operating Results

On July 25, 2019, Shinhan Financial Group released its operating results for 2019 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2019	1Q 2019	QoQ Change (%)	2Q 2018	YoY Change (%)
Revenue*	Specified Quarter	12,146,286	11,706,096	3.76	11,450,868	6.07
	Cumulative	23,852,382	11,706,096	-	20,157,906	18.33
Operating Income	Specified Quarter	1,409,267	1,310,335	7.55	1,334,035	5.64
	Cumulative	2,719,602	1,310,335	-	2,509,874	8.36
Income before Income Taxes	Specified Quarter	1,414,027	1,322,544	6.92	1,308,760	8.04
	Cumulative	2,736,571	1,322,544	-	2,502,804	9.34
Net Income	Specified Quarter	1,070,547	965,832	10.84	948,056	12.92
	Cumulative	2,036,379	965,832	-	1,817,092	12.07
Net Income Attributable to Controlling Interest	Specified Quarter	996,052	918,359	8.46	938,017	6.19
	Cumulative	1,914,411	918,359	-	1,795,566	6.62

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2019	1Q 2019	QoQ Change (%)	2Q 2018	YoY Change (%)
Revenue*	Specified Quarter	7,028,224	5,880,595	19.52	7,246,724	-3.02
	Cumulative	12,908,819	5,880,595	-	11,526,800	11.99
Operating Income	Specified Quarter	831,864	852,459	-2.42	910,378	-8.62
	Cumulative	1,684,323	852,459	-	1,721,256	-2.15
Income before Income Taxes	Specified Quarter	840,633	847,787	-0.84	906,152	-7.23
	Cumulative	1,688,420	847,787	-	1,719,023	-1.78
Net Income	Specified Quarter	663,818	618,180	7.38	671,311	-1.12
	Cumulative	1,281,998	618,180	-	1,271,907	0.79
Net Income Attributable to Controlling Interest	Specified Quarter	663,739	618,107	7.38	671,266	-1.12
	Cumulative	1,281,846	618,107	-	1,271,786	0.79

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2019	1Q 2019	QoQ Change (%)	2Q 2018	YoY Change (%)
Revenue*	Specified Quarter	1,000,917	962,417	4.00	1,019,362	-1.81
	Cumulative	1,963,334	962,417	-	1,912,556	2.65
Operating Income	Specified Quarter	202,043	163,688	23.43	210,763	-4.14
	Cumulative	365,731	163,688	-	406,633	-10.06
Income before Income Taxes	Specified Quarter	196,276	163,289	20.20	193,109	1.64
	Cumulative	359,565	163,289	-	384,425	-6.47
Net Income	Specified Quarter	148,938	121,500	22.58	142,538	4.49
	Cumulative	270,438	121,500	-	280,792	-3.69
Net Income Attributable to Controlling Interest	Specified Quarter	149,069	122,193	21.99	142,789	4.40
	Cumulative	271,262	122,193	-	281,894	-3.77

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3